Exhibit 17.1

OPHIR STERNBERG

VIA EMAIL

Board of Directors MSP Recovery, Inc. 310 SW 38th Ave Suite 1100

Miami, FL 33146

Re: Board Resignation

Dear Directors:

The demands on my time have made it impossible for me to continue serving on the Board of Directors of MSP Recovery, Inc. Accordingly, I hereby resign effective immediately.

Regards,

Ophir Sternberg